May 14, 2007
Brent B. Siler

+1 202 663 6224 (t)
+1 202 663 6363 (f)
brent.siler@wilmerhale.com
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Amendment No. 6 to Registration Statement on Form S-l, filed May 14, 2007 File No. 333-135133
Dear Mr. Riedler:
     Sucampo Pharmaceuticals, Inc. (the “Company”) is filing Amendment No. 6 to its Registration Statement on Form S-1 (the “Registration Statement”) today.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Wilmer Cutler Pickering Hale and Dorr LLP, 1875 Pennsylvania Avenue NW, Washington, DC 20006
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U.S. Securities and Exchange Commission
May 14, 2007

     If you have any questions or comments on the application, please contact either me at (202) 663-6224 or Rachel Nelson at (212) 230-8864.

Respectfully,
/s/ Brent B. Siler

Brent B. Siler

cc:	Ms. Sonia Barros Ms. Christine Allen Mr. Kevin Woody Securities and Exchange Commission Sachiko Kuno, Ph.D Mr. Ronald Kaiser Ms. Mariam Morris Jeffrey D. Karpf, Esq.